

July 26, 2012

Via E-mail
Srinivasan Venkatakrishnan
Chief Financial Officer
AngloGold Ashanti Limited
76 Jeppe Street
Newtown, Johannesburg, 2001
South Africa

> **Re: AngloGold Ashanti Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 23, 2012**
> **File No. 001-14846**

Dear Mr. Venkatakrishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Financial Statements

Report of the Independent Registered Accounting Firm, page 253

1.   We note that the reports of your independent registered public accounting firms are not signed. Please confirm that (i) you had obtained manually signed copies of such reports when your Form 10-K was filed and (ii) amend to file signed reports in accordance with Item 302 of Regulation S-T.

Notes to Financial Statements

Note 5 – Costs and Expenses, page F-22

2.   Please provide us additional detail regarding your basis for the use in 2011 of a $1,530 per ounce static estimated long-term gold price (from $1,113 in 2010) to estimate future revenues as part of your impairment analysis. In your response, ensure you (i) discuss why you believe such a price would be appropriate for the next several decades, and (ii) provide us with a sensitivity analysis of the impact of a decrease in the price assumption (e.g. 10%) to your 2011 impairment analysis.

Note 8 – Income/(Loss) Per Common Share, page F-34

3.   Please show us how you calculated basic and diluted net income per E Ordinary share for the fiscal year ended December 31, 2011 based on the amounts presented herein.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and
               Mining